Exhibit 12.1

	Nine Months Ended, September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings
Earnings (loss) before income taxes	$710	$917	$558	($28)	$586	$293
Fixed charges	157	231	256	270	281	271

	$867	$1,148	$814	$242	$867	$564

Fixed charges
Portion of rents representative of the interest factor	$38	$54	$57	$57	$56	$52
Interest on indebtedness	114	172	193	204	211	210
Amortization of debt financing fees	5	5	6	9	14	9

	$157	$231	$256	$270	$281	$271

Ratio of earnings to fixed charges	5.5	5.0	3.2	0.9	3.1	2.1